UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Zoom Telephonics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

98978K107
(CUSIP Number)

Colby Jordan
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 998-8484

Alexander H. Pyle, Esq.
Sheehan Phinney Bass & Green PA
28 State Street, 22nd Floor
Boston, MA 02109

(617) 897-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Jeremy P. Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,439,432[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,439,432[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,439,432[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 52,500 shares of the common stock (“Common Stock”) of Zoom Telephonics, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable or will become exercisable within 60 days.  The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of Directors (the “Board”) of the Issuer.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Elizabeth Cash Hitchcock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,439,432[2]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,439,432[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,439,432[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

2 Includes 52,500 shares of Common Stock of the Issuer that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable or will become exercisable within 60 days. The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of the Issuer.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Orbit Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,379,252[3]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,379,252[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,379,252[3]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Hitchcock Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,379,252[4]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,379,252[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,379,252[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

4 The Reporting Person disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D

CUSIP No.	98978K107
1	NAMES OF REPORTING PERSONS
Zulu Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,379,252

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,379,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,379,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Amendment No. 11 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment further amends (i) the Schedule 13D filed on May 3, 2019; (ii) the Amendment No. 1 to Schedule 13D filed on October 21, 2019; (iii) the Amendment No. 2 to Schedule 13D filed on January 15, 2020; (iv) the Amendment No. 3 to Schedule 13D filed on January 21, 2020; (v) the Amendment No. 4 to Schedule 13D filed on April 8, 2020; (vi) the Amendment No. 5 to Schedule 13D filed on April 17, 2020, (vii) the Amendment No. 6 to Schedule 13D filed on May 27, 2020, (viii) the Amendment No. 7 to Schedule 13D filed on July 15, 2020, (ix) the Amendment No. 8 to Schedule 13D filed on August 4, 2020, (x) the Amendment No. 9 to Schedule 13D filed on September 4, 2020, and (xi) the Amendment No. 10 to Schedule 13D filed on September 30, 2020 (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the addition of the following:

The 3,543,894 shares of Common Stock described below were purchased by and are directly held by Zulu. The funds used to pay the cash portion of the purchase price for the Common Stock came from the working capital of HCP, and the Zulu anticipates that the cash required to pay the note issued to the sellers of the Common Stock will also come from the working capital of HCP.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following paragraph at the end of Item 4:

On October 9, 2020, Zulu entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Frank B. Manning, Terry Manning, Rebecca Manning, Peter R. Kramer, Bruce M. Kramer, the Bruce M. Kramer Living Trust under agreement dated July 31, 1996, Elizabeth T. Folsom, and Joseph Donovan (collectively, the “Sellers”) pursuant to which Zulu purchased an aggregate of 3,543,894 shares of Common Stock from the Sellers at a purchase price of $2.50 per share. The total purchase price of $8,859,735.00 was payable as follows: $2,657,920.50 in cash at closing, and $6,201,814.50 by delivery of a promissory note to the Sellers, secured by a personal guaranty of Mr. Hitchcock. The purchase closed on October 9, 2020. The shares of Common Stock sold by the Sellers included 127,500 shares of Common Stock acquired by certain of the Sellers, prior to the closing of the sale, upon exercise of stock options previously granted to them by the Issuer in their capacities of directors of the Issuer.  The Purchase Agreement also includes the following provisions:

•
an agreement by Frank B. Manning, Peter R. Kramer and Joseph Donovan to resign from the Issuer’s Board of Directors and any other position they hold with the Issuer, effective as of the closing of the purchase of the shares;

•
an agreement by each of the Sellers, for a period of two years from the closing of the purchase of the shares (or, if earlier, Zulu’s failure to make timely payments for the shares), not to, without the prior written consent of Zulu: (a) acquire in any manner any securities of the Issuer (other than by exercise of stock options held by the Sellers); (b) solicit proxies or seek to influence any person or entity regarding the voting of any securities of the Issuer; (c) publicly announce or propose any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Issuer or any of its securities or material assets; (d) form, join or in any way participate in a group in connection with any of the foregoing; (e) otherwise act or seek to control or influence the management, Board of Directors or policies of the Issuer; (f) take any action that could reasonably be expected to require the Issuer to make a public announcement regarding the possibility of any of the foregoing events; or (g) publicly request Zulu to amend or waive any of the foregoing restrictions;

•
mutual non-disparagement undertakings by the Sellers, Zulu and Hitchcock, for a period of three years from the closing of the purchase of the shares (or, in the case of the Sellers’ obligations, if earlier, Zulu’s failure to make timely payments for the shares); and

•	mutual general releases by the Sellers of Zulu and Hitchcock, and by Zulu and Hitchcock of the Sellers.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated herein by reference.

In anticipation of Zulu’s purchase of the aforesaid 3,543,894 shares of Common Stock, at the request of the Issuer, Zulu and Jeremy P. Hitchcock entered into a Standstill and Voting Agreement with the Issuer dated October 9, 2020 (the “Standstill Agreement”).  Pursuant to the terms of the Standstill Agreement, Zulu and Mr. Hitchcock agreed that they would not, and would not permit their controlled affiliates (such affiliates, collectively with Zulu and Mr. Hitchcock, the “Restricted Parties”) to, effect any of the following actions without the approval of the Issuer’s independent directors:

•
any transaction or series of transactions between any Restricted Party and the Issuer or any of its subsidiaries, or in which any Restricted Party has a material interest that is different from stockholders of the Issuer generally;

•
any amendment, modification, termination, enforcement or waiver of the rights of the Issuer or any of its subsidiaries under any agreement involving the Issuer or any of its subsidiaries and any Restricted Party;

•	any settlement or compromise of any claim or dispute involving the Issuer or any of its subsidiaries and any Restricted Party;

•
any purchase or other acquisition of more than 10% of the then total number of outstanding shares of the Issuer’s Common Stock other than in connection with the grant or exercise of stock options, restricted stock or similar equity-related incentives and other than transfers among affiliates or family members of such party or trusts for their benefit; or

•
any sale, transfer or other disposition of the Issuer’s Common Stock if such transaction would result in the acquiring person or entity to beneficially own more than 20% of the outstanding Common Stock of the Issuer immediately after giving effect to such transaction, other than sales, transfers or other dispositions (i) among affiliates or family members of such party or trusts for their benefit or (ii) pursuant to a registered underwritten public offering of the Issuer’s Common Stock.

In addition, the Standstill Agreement requires the Issuer and the Restricted Parties to take all necessary actions within their control to cause the Board of Directors of the Issuer to consist of at least such number of independent directors as shall be one director less than a majority of the total number of directors on the Board of Directors.

The Standstill Agreement will remain in effect until the earlier of:

•	such time as the Restricted Parties beneficially own less than 45.0% of the Issuer’s outstanding Common Stock, or

•	October 9, 2023.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Standstill Agreement, a copy of which is filed as Exhibit 99.3 hereto, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by the addition of the following:

As of the date hereof, each of the members of the Group beneficially owns, in aggregate, the number of shares of the Issuer’s Common Stock, representing the percentage of the Issuer's outstanding shares set forth below opposite the name of such member of the Group, which in the case of Mr. Hitchcock and Ms. Hitchcock includes 52,500 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of stock options issued to Mr. Hitchcock.

Name	Shares Beneficially Owned	Percentage Beneficial Ownership
Jeremy P. Hitchcock	12,439,432	51.8
Elizabeth Cash Hitchcock	12,439,432	51.8
Orbit Group LLC	12,379,252	51.5
Hitchcock Capital Partners, LLC	12,379,252	51.5
Zulu Holdings LLC	12,379,252	51.5

Mr. and Ms. Hitchcock share voting and dispositive power over all shares of the Issuer’s Common Stock that they beneficially own, including shares of Common Stock issuable upon exercise of options granted to Mr. Hitchcock.  All members of the Group share voting and dispositive power over all shares of Common Stock beneficially owned by Orbit, HPC and Zulu.  The information set forth in Item 2 is incorporated herein by reference.

The aggregate percentage of Common Stock reported owned by each Reporting Person named herein is based upon 24,018,642 shares of Common Stock outstanding, which represents 23,891,142 shares of Common Stock outstanding as reported in the Issuer’ s Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 13, 2020, plus 127,500 shares of Common Stock issued upon exercise by certain of the Sellers of options to acquire Common Stock held by them.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC and Zulu Holdings LLC dated as of January 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to Schedule 13D filed on January 21, 2020).

Exhibit 99.2
Stock Purchase Agreement dated as of October 9, 2020 by and between Frank B. Manning, Terry Manning, Rebecca Manning, Peter R. Kramer, Bruce M. Kramer, the Bruce M. Kramer Living Trust under agreement dated July 31, 1996, Elizabeth T. Folsom, and Joseph Donovan, and Zulu Holdings LLC.

Exhibit 99.3	Standstill and Voting Agreement dated as of October 9, 2020 by and among Zoom Telephonics, Inc., Zulu Holdings LLC and Jeremy P. Hitchcock.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Hitchcock Capital Partners, LLC
By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: Manager

Zulu Holdings LLC
By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
Name: Jeremy P. Hitchcock
Title: President